One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3424
404-881-7000
Fax:404-881-7777
www.alston.com
October 17, 2007
Mr. Mark P. Shuman
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	New Giant Corporation
Registration Statement on Form S-4
Filed on August 31, 2007
File No. 333-145849

Graphic Packaging Corporation (“Graphic”)
Form 10-K for Fiscal year Ended December 31, 2006
File No. 001-13182
Dear Mr. Shuman:
           On October 17, 2007 New Giant Corporation (“New Graphic” or the “Company”) filed via EDGAR Amendment No. 1 to the above-referenced Registration Statement on Form S-4 (“Amendment No. 1 to the Registration Statement”).
           Set forth below are the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in the Staff’s letter to the Company dated October 4, 2007. The responses below are numbered to correspond with the paragraphs of the Staff’s comment letter. The references in the Company’s responses below to page numbers refer to the pages in the blacklined courtesy copies of Amendment No. 1 to the Registration Statement, which we are providing to you for your convenience.
Organization of New Graphic, page 7
1.	If by ‘certain post-closing inter-company reorganization steps” you refer merely to a contribution of the BCH limited liability company interests from New Graphic to Graphic and from Graphic to Graphic Packaging International, please so state. Also, we encourage you to include a chart depicting the current organizational structure of Graphic, New Graphic, Merger Sub, Graphic Packaging International and the Other Graphic Operating Entities, on one hand, and the Seller, BCH and Altivity, on the
Atlanta • Charlotte • Dallas • New York • Research Triangle • Washington, D.C.

other hand. The post-closing chart could also depict Sellers and the public shareholders as sharing control of New Graphic.
           In response to the Staff’s comment, the disclosure has been revised to clarify the post-closing inter-company reorganization steps, to include additional charts depicting the current organizational structure and to include additional information with respect to the post-closing organizational chart. Please see pages 6 and 7 of Amendment No. 1 to the Registration Statement.
Reasons of Graphic for the Transactions, page 8
2.	Please explain in this summary section and on page 37 why you have determined to engage in the holding company reorganization.
           In response to the Staff’s comment, the disclosure has been revised. Please see pages 9 and 38 of Amendment No. 1 to the Registration Statement.
Opinion of Financial Advisor, page 9
3.	In the final sentence, and throughout the document, please clarify that the $20 million fee is payable to Goldman Sachs only upon consummation of the transactions. Discuss whether and how the board of directors considered that a substantial portion of the fee for the opinion was conditioned upon the completion of the transaction, and indicate the board’s view concerning the significance of that aspect of the fee arrangement to shareholders in their evaluation of the prospectus disclosure regarding the opinion.
           In response to the Staff’s comment, the disclosure has been revised to clarify the Goldman Sachs fee is payable only upon consummation of the transactions and to discuss the board of directors’ consideration of the Goldman Sachs fee. Please see pages 9, 33 and 47 of Amendment No. 1 to the Registration Statement.
Financing, page 11
4.	Please disclose here and on page 54, if true, that the terms of your outstanding notes do not restrict the adoption of the transaction agreement and approval of the transactions.
           In response to the Staff’s comment, the disclosure has been revised to clarify that the terms of the outstanding notes do not prohibit the consummation of the transaction. Please see pages 11 and 56 of Amendment No. 1 to the Registration Statement.
Summary historical and Unaudited Pro Forma Condensed Consolidated/Combined Financial Data, page 13

5.	Please tell us your analysis as to why the quarterly financial data specified by Item 302 of Regulation S-K is not required for Altivity. Item 17(b)(4) of Form S-4 would appear to affirmatively require this information, despite paragraph (a)(5) of Item 302, which states that this requirement only applies to registrants with securities registered pursuant to Section 12(b) or 12(g) of the Exchange Act.
           We respectfully disagree with the Staff that Item 17(b)(4) of Form S-4 affirmatively requires the quarterly financial information specified by Item 302(a) of Regulation S-K. Item 17(b)(4) requires “the information that would be required by...Item 302 of Regulation S-K.” As the Staff points out, Item 302(a)(5) of Regulation S-K expressly states that Item 302(a) only applies to registrants with securities registered pursuant to Section 12(b) or 12(g) of the Exchange Act. Because the securities of BCH are not registered pursuant to Section 12(b) or 12(g), Item 302(a) does not require inclusion of quarterly financial data for BCH.
Summary Historical Consolidated Financial Position of BCH, page 15
6.	Revise the selected financial data table to provide balance sheet data for year ended December 31, 2003 and revise footnote (a) to the table accordingly.
           In response to the Staff’s comment, the disclosure has been revised. Please see page 16 of Amendment No. 1 to the Registration Statement.
The Transaction, page 33
7.	In the first full paragraph on page 35, please briefly describe the significant issues discussed by Alston & Bird on April 9, 2007 relating to the transaction and the issuance to affiliates to TPG.
           In response to the Staff’s comment, the disclosure has been revised. Please see page 35 of Amendment No. 1 to the Registration Statement.
8.	In the list of risks appearing on page 39, please briefly expand the line describing “the presence of a new large stockholder” to identify TPG by name and explain why this is a risk.
           In response to the Staff’s comment, the disclosure has been revised. Please see page 39 of Amendment No. 1 to the Registration Statement.
9.	Also in the list on page 39, you describe the absence of indemnities for breaches of representations and warranties by BCH. Please add a risk factor in the Risk Factors section concisely describing this risk of the transactions.
           In response to the Staff’s comment, the disclosure has been revised. Please see page 22 of Amendment No. 1 to the Registration Statement.

Opinion of Financial Advisor to Graphic, page 40
10.	With your response letter, please provide us with any written materials provided by the financial advisor to the Graphic board of directors.
           Counsel to Goldman Sachs is simultaneously and supplementally providing the Staff with a copy of Goldman Sachs’ July 9, 2007 presentation to the board of directors of Graphic pursuant to a confidential treatment request.
Contribution Analysis, page 41
11.	Please explain for your investors the significance of this analysis, the difference between the “EBITDA less ordinary capital expenditures” column and the “EBITDA less capital expenditures column,” and the meaning of “standalone cost savings” referenced in the footnotes to the chart. See Item 1015(b)(6) of Regulation M-A.
           In response to the Staff’s comment, the disclosure has been revised. Please see pages 41 and 42 of Amendment No. 1 to the Registration Statement.
Analysis of Transaction Implied Multiples, page 41
12.	Please disclose the results of the comparison of multiples. Please also tell us whether the financial advisor compared these results to any companies other than Rock-Tenn. See Item 1015(b)(6) of Regulation M-A.
           In response to the Staff’s comment, the disclosure has been revised. Please see page 42 of Amendment No. 1 to the Registration Statement. Goldman Sachs compared the results of the transaction implied multiples analysis to Rock-Tenn. For informational purposes only, Goldman Sachs also provided to the board of directors multiples based on latest twelve months, 2007 and 2008 EBITDA with respect to the following companies in the paper-based packaging industry: Caraustar Industries Inc., Chesapeake Corp. and Sonoco Products Co.
Illustrative Discounted Cash Flow Analysis, page 42
13.	Please explain the implications of this analysis, in the context of the financial advisor’s determination as to financial fairness. See Item 1015(b)(6) of Regulation M-A.
           In response to the Staff’s comment, the disclosure has been revised. Please see page 43 of Amendment No. 1 to the Registration Statement.

Selected Transactions Analysis, page 42
14.	Please disclose the comparable figures for this transaction. See Item 1015(b)(6) of Regulation M-A.
           In response to the Staff’s comment, the disclosure has been revised as requested to provide levered aggregate consideration as a multiple of current year EBITDA for this transaction. Please see page 44 of Amendment No. 1 to the Registration Statement. Levered aggregate consideration as a multiple of latest twelve months sales for each of the selected transactions was provided for informational purposes only and comparable figures for this transaction were not provided to the board of directors of Graphic by Goldman Sachs in its July 9, 2007 presentation. Therefore, Graphic does not believe that Item 1015(b)(6) of Regulation M-A requires such comparable figures be disclosed in the registration statement.
Illustrative Future Stock Price Analysis, page 43
15.	Please disclose the numerical results of this analysis and provide for investors a clear description of the findings. See Item 1015(b)(6) of Regulation M-A.
           In response to the Staff’s comment, the disclosure has been revised. Please see page 45 of Amendment No. 1 to the Registration Statement.
Interests of Graphic’s Directors and Executive Officers in the Transactions, page 48
16.	Please make a statement regarding the interests of the BCH directors and executive officers (or persons holding similar positions) in the transaction. See Item 18(a)(5)(i) of Form S-4.
           As discussed telephonically with the Staff, we respectfully disagree with the Staff’s comment suggesting additional disclosure is required regarding the interests of the directors and executive officers of BCH in the matter to be acted upon (i.e., the Graphic stockholder approval). No proxy, consent or authorization is being solicited by BCH or from BCH’s equityholders using the registration statement. Item 18(a)(5) of Form S-4 requires both the registrant and the acquired company to disclose the information required by Items 5 and 6 of Schedule 14A if proxies are being solicited. Without accepting that BCH is the “acquired company” for this purpose, for BCH no such information is required or material as no stockholder vote or other corporate action is being solicited by BCH.
           Nonetheless, from our discussions with the Staff, we understand that the Staff’s concern is to receive assurance that the registrant, New Giant Corporation, is disclosing in the registration statement any material consideration paid by New Giant Corporation (or Graphic) to BCH’s executive officers and directors in the transaction that would be material to a Graphic stockholder in determining how to vote on the matter to be acted upon or is otherwise required to be disclosed by the securities laws. The Company confirms that it has disclosed in the registration statement any such material consideration.
The Transaction Agreement and Agreement and Plan of Merger, page 59
17.	In the second paragraph, you state that you do not intend for the transaction agreement “to be a source of factual, business or operational information about Graphic, New Graphic or BCH.” Investors are entitled to rely upon disclosures in your publicly filed documents, including the transaction agreement. Please revise your disclosure as necessary.
           In response to the Staff’s comment, the disclosure has been revised. Please see pages 59 of Amendment No. 1 to the Registration Statement.
Unaudited Pro Forma Condensed Combined Financial Information, page 76
18.	We note that the unaudited pro forma information does not reflect significant operational and administrative cost savings that management of the combined company estimates may be achieved as a result of the transactions. Please tell us how management determined the extent of these savings and the status of any related cost reduction plans. In addition, explain why these plans are not reflected in any pro forma adjustments and/or additional information regarding these significant cost savings is not disclosed in the related footnotes.
           The Company supplementally advises the Staff that the extent of cost savings was determined during the due diligence process by management of Graphic and Altivity along with Bain Consulting. This team, which consisted of leaders from key business functions, worked on developing and validating certain hypotheses and initiatives to arrive at the potential synergies. While no actual cost reduction plans have been implemented, the team is continuing to work on validating the synergies and developing additional planning details. No significant or material adjustments to the originally identified synergy savings of $90 million are known.
           In response to the Staff’s comment, the pro forma disclosure has been revised to discuss the cost savings initiatives that management of the combined companies estimates to be achieved as a result of the transaction. Please see pages 80 and 81 of Amendment No. 1 to the Registration Statement. However, the Company supplementally advises the Staff that these cost savings plans are not reflected as an adjustment to the pro forma financial statements because the timing and affect of the cost savings are too uncertain to meet the requirement under Rule 11-02(b)(6) of Regulation S-X that adjustments be factually supportable.

Note 1. Basis of Presentation, page 80
19.	If the information presented continues to be based upon preliminary valuation estimates, where the amounts could differ materially from those reflected in the pro forma financial statements provided, revise to provide a sensitivity analysis that quantifies the impact changes in the final valuation may have on the pro forma financial statements presented.
           In response to the Staff’s comment, the disclosure has been revised to remove the word “preliminary” from the descriptions of estimates and assumptions. The disclosure also has been revised to indicate that the primary impact to the purchase price allocation would be from variances in the amount of actual net assets on the closing date of the transaction. In addition, a sentence has been added to state that management does not believe the amounts will differ materially from the preliminary valuation. Please see page 80 of Amendment No. 1 to the Registration Statement.
20.	Revise your disclosure to disclose whether there are other acquisition-related contingencies, their nature, and their potential effects on the purchase price allocation and post-acquisition operating results.
           In response to the Staff’s comment, the disclosure has been revised to state that management is unaware of any acquisition-related contingencies. Please see page 80 of Amendment No. 1 to the Registration Statement.
Note 2. Pro Forma Transactions, page 81
21.	Revise footnote (c) to the table on page 82 to quantify the purchase price allocation amounts assigned to cash, accounts receivable, prepaid expenses, other assets, accounts payable, accrued expenses and lease obligations.
           In response to the Staff’s comment, the table has been revised to quantify the purchase price allocations assigned to cash, accounts receivable, prepaid expenses, other assets, accounts payable, accrued expenses and lease obligations. Please see page 82 of Amendment No. 1 to the Registration Statement.
Note 3. Pro Forma Adjustments for the Acquisition, page 82
22.	In pro forma Note 3.a, you indicate that common stock will be issued under Graphic’s long-term incentive plan payable upon a change in control. Revise to identify the specific plan and describe the provision under which these transactions result in a change in control.
           In response to the Staff’s comment, the disclosure has been revised to identify the specific plan and describe the provisions under which these transactions result in a change in control. Please see page 83 of Amendment No. 1 to the Registration Statement.

23.	We note that you reflected the write-off of the Graphic unamortized debt issuance costs ($17.6 million) within accumulated deficit in the pro forma balance sheet and that you are excluding that item from the pro forma statements of operations. Revise your disclosures to further explain the treatment of the corresponding BCH write-off within the pro forma financial statements.
           In response to the Staff’s comment, the disclosure has been revised to further explain the treatment of the corresponding write-off of the BCH debt issuance costs within the pro forma financial statements. Please see page 84 of Amendment No. 1 to the Registration Statement.
24.	Tell us and disclose the estimated lives and amortization expense related to the non-compete agreements.
           In response to the Staff’s comment, the disclosure has been revised to include the estimated lives and amortization expense related to the non-compete agreements. Please see page 82 of Amendment No. 1 to the Registration Statement. The Company supplementally advises the Staff that the non-compete agreements resulted from the acquisitions of CPD and the Field Companies. The estimated remaining lives as of June 30, 2007 are 3.4 years and annual amortization expense is $3.2 million.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 92
25.	We note the inclusion of BCH’s Combined Non-GAAP financial information within MD&A for the year ended December 31, 2006. Revise the disclosures on page 93 to address the following:
•	clarify that the combined results are representative of two different organizations, managements, cost structures and operations;

•	describe, in more detail, how the purchase accounting creates an inconsistency; and

•	explain why combining the information for MD&A purposes is useful and meaningful to investors.
           In response to the Staff’s comment, the disclosure has been revised to clarify that the combined results are representative of two different organizations, managements, cost structures and operations. The disclosure also has been revised to explain how purchase accounting creates an inconsistency and why combining the information for MD&A purposes is useful and meaningful to investors. Please see page 94 of Amendment No. 1 to the Registration Statement.

26.	We note that the BCH MD&A overview is limited to three relatively short paragraphs that describe the ownership history of the business, provide limited information with respect to their customers, and briefly cite broad economic factors that are simply identified as “key demand driver.” Please explain to us how you considered the guidance of Section III.A of SEC Release No. 33-8350 that indicates that a good overview or introduction would:
•	include economic or industry-wide factors relevant to the company;

•	serve to inform the reader about how the company earns revenues and income and generates cash;

•	to the extent necessary or useful to convey this information, discuss the company’s lines of business, location or locations of operations, principal products and services (but an introduction should not merely duplicate disclosure in the Description of Business section); and

•	provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks.
           In response to the Staff’s comment, the disclosure has been expanded considering the guidance of Section III.A of SEC Release No. 33-8350 and provides a more detailed overview and introduction to the company. Please see page 92 and 93 of Amendment No. 1 to the Registration Statement.
27.	We note that you have provided little qualitative and virtually no quantitative information regarding any key indicators of BCH’s financial condition and operating performance. Please explain to us how you considered the guidance in Section III.B.1 of WEC Release 33-8350.
           In response to the Staff’s comment, the disclosure has been revised considering the guidance in Section III.B.1 of SEC Release No. 33-8350. Please see pages 94 through 100 of Amendment No. 1 to the Registration Statement.
28.	Where two or more sources of a material change are identified, the dollar amount that each source contributed to the change should be disclosed. See Section III.D. of SEC Release 33-6835 and revise to quantify each source to the extent possible.
           In response to the Staff’s comment, the disclosure has been revised considering the guidance in Section III.D of SEC Release 33-6835. Please see pages 94 through 100 of Amendment No. 1 to the Registration Statement.

29.	Please revise to identify any trends and uncertainties and provide management’s expectations regarding those trends and uncertainties. Currently, we note that you have provided little, if any, disclosure addressing these matters as they relate to BCH. Refer to Section III.B.3 of the SEC Release No. 33-8350.
           In response to the Staff’s comment, the disclosure has been revised considering the guidance in Section III.B.3 of SEC Release No. 33-8350. Please see pages 94 through 100 of Amendment No. 1 to the Registration Statement.
30.	It appears to us that additional information is necessary in order to understand BCH’s business as a whole as described in Instruction 4 to Item 303(a) of Regulation S-K. Please revise these disclosures to provide more robust analyses regarding the individual income statement line items allowing readers to understand the changes between periods. In addition, provide disclosures that explain, in detail, the reconciling items between the segment amounts that are the basis for the analysis and the income statements.
           In response to the Staff’s comment, the disclosure has been revised considering Instruction 4 to Item 303(a) of Regulation S-K. Please see pages 94 through 100 of Amendment No. 1 to the Registration Statement.
Directors and Management of New Graphic, page 116
31.	Please tell us your analysis as to the applicability of Rule 14f-1 under the Exchange Act to this transaction.
           We believe the transaction does not trigger the application of Rule 14f-1. Staff interpretation No. 35 of Volume Q. Tender Offer Rules and Schedules of the Manual of Publicly Available Telephone Interpretations states that a transaction where directors of an acquired company would become directors of the acquiring company without an election is not subject to Rule 14f-1. Here, the parties have agreed in the transaction agreement that the TPG Entities are initially entitled to designate five individuals to become directors of the acquiring company, New Graphic. Additionally, Rule 14f-1 is triggered only when “the persons so elected or designated will constitute a majority of the directors of the issuer”. The additional directors appointed to the board of New Graphic represented only five of the 13 directors of New Graphic. The other eight directors of New Graphic are currently directors of Graphic, which currently has a total of nine directors and will continue in the same capacity at New Graphic. Therefore, the additional directors do not constitute a change in the majority of directors and Rule 14f-1 does not apply.

Security Ownership of Certain Beneficial Owners and Management, page 121
32.	With respect to the shares you list as beneficially owned by Grover C. Coors Trust, you state in footnote 1 that “certain members of the Coors family and related entities” retain shared voting power and sole dispositive power with respect to these shares. Please identify these persons and the number of shares which they beneficially own.
           In response to the Staff’s comment, the disclosure has been revised. Please see page 124 of Amendment No. 1 to the Registration Statement.
33.	In footnote three, you state that no person controls the voting and dispositive powers with respect to the shares beneficially owned by the CDR Fund. Since the funds actions are necessarily dependent upon decisions of natural persons, the basis of your assertion is not clear. Please revise to disclose the natural persons who share the beneficial ownership powers.
           In response to the Staff’s comment, the disclosure has been revised. Please see page 125 of Amendment No. 1 to the Registration Statement.
34.	With respect to the shares held by EXOR, please disclose the natural persons who hold voting and dispositive powers.
           In response to the Staff’s comment, the disclosure has been revised. Please see page 125 of Amendment No. 1 to the Registration Statement.
Proposal 2. Capitalization, page 124
35.	Please explain to your investors why you seek authorization to increase the number of authorized shares. Please also disclose whether you have any plans, proposals or arrangements to issue shares other than as described elsewhere in the proxy statement/prospectus.
           In response to the Staff’s comment, the disclosure has been revised to explain why the Company seeks authorization to increase the number of authorized shares and to indicate that the Company has no plans, proposals or arrangements to issue shares other than as described in the proxy statement/prospectus. Please see page 127 of Amendment No. 1 to the Registration Statement.
Where You Can Find More Information, page 133
36.	On May 3, 2007, you filed a Form 10-Q for the quarter ended March 31, 2007 (not 2006). Please revise.
           In response to the Staff’s comment, the disclosure has been revised. Please see page 137 of Amendment No. 1 to the Registration Statement.

Bluegrass Container Holdings, LLC
Financial Statements for the Fiscal Year Ended December 31, 2006
Notes to Financial Statements, page F-7
Note 2. Basis of Presentation, page F-7
37.	BCH refers to the use of independent actuaries and appraisers in connection with allocating the purchase price of the Field acquisition here and within BCH’s interim financial statements on page F-33. Revise these disclosures to name the independent actuaries and appraisers and provide the required consents pursuant to Rule 436(b) of Regulation C.
           In response to the Staff’s comment, the disclosure has been revised to remove the reference to the use of independent actuaries and appraisers. Please see pages F-9, F-33 and F-34 of Amendment No. 1 to the Registration Statement.
Outside Back Cover Page of Proxy Statement/Prospectus
38.	Please tell us why you have not included the dealer prospectus delivery obligation language set forth in Item 502(b) of Regulation S-K.
           We respectfully submit that the exemption from the prospectus delivery requirements of a dealer contained in Rule 174(b) should apply to New Graphic by virtue of New Graphic’s status as a successor issuer to Graphic, and accordingly the prospectus delivery obligation language set forth in Item 502(b) of Regulation S-K is unnecessary. New Graphic, immediately after the consummation of the merger, and before the consummation of the exchange, will have substantially the same assets, liabilities, businesses and operations as Graphic had before the consummation of the merger, and should be considered a successor to Graphic for purposes of Rule 174(b). We believe the Staff has taken similar positions in the past with regard to Rule 174. See, e.g., American Mutual Holding Company (publicly available July 24, 2000); Duke Energy Corporation (publicly available March 30, 2006).
Graphic Packaging Corporation
Form 10-K for Fiscal Year Ended December 31, 2006
Contractual Obligations and Commitments, page 31
39.	Please explain why you have not provided the tabular information for the periods set forth in Item 303(a)(5) of Regulation S-K.
           Graphic has provided more detail than the required periods set forth in Item 303(a)(5) of Regulation S-K due to the fact that Graphic is highly leveraged. Since cash available for debt reduction is important to securityholders, Graphic felt the annual disclosure of contractual obligations provided a meaningful analysis of cash flows. Further, Graphic has covenant restrictions under its debt agreements which could be impacted by the contractual obligations.
           In future filings, Graphic will provide the tabular information for the periods set forth in Item 303(a)(5) of Regulation S-K.
Item 8. Financial Statements and Supplementary Data, page 37
Notes to Consolidated Financial Statements, page 42
Note 2. Accounting Policies, page 42
Note (I). Revenue Recognition, page 44
40.	We note that Graphic provides support, service and advanced performance monitoring in connection with your leasing arrangements. Tell us whether these are considered multiple-element arrangements under EITF 00-21. If so, explain how Graphic applies the provisions to the EITF and tell us why the revenue recognition policy does not address multiple-element arrangements.
           Graphic supplementally advises the Staff that the support and service provided by Graphic is not determined at the time of lease nor is it part of the machine leasing arrangements; therefore, would not be considered as multiple-element arrangements under EITF 00-21. The support and service revenue is determined and recorded at the time of service.
41.	Tell us how Graphic has accounted for any initial direct costs associated with their lease arrangements with customers. Refer to paragraph 19.c of SFAS 13.
           Graphic supplementally advises the Staff that the lease arrangements with customers do not include any initial direct costs.
42.	In regard to Graphic’s packaging machinery lease agreements, tell us what consideration was given to providing the disclosures required by paragraphs 23.b and c of SFAS 13. In addition, quantify the amount of revenue recognized pursuant to lease agreements during each period presented and explain how Rule 5-03.1 of Regulation S-X was considered.
           Graphic supplementally advises the Staff that Graphic has not previously disclosed information required by paragraphs 23.b and c. of SFAS 13 due to immateriality. Specifically, the net value of assets under operating leases is $52.8 million or 3.5% of consolidated property, plant and equipment as of December 31, 2006 and $55.1 million or 3.5% of consolidated property, plant and equipment as of December 31,

2005. The projected future rental income as of December 31, 2006 is $58.4 million through the year 2013 or $14.2 million for 2007, $13.3 million for 2008, $12.3 million for 2009, $9.3 million for 2010, $4.9 million for 2011 and $4.4 million thereafter.
           Rule 5-03.1 of Regulation S-X was considered, however rental income was not separately disclosed due to the de minimus amount. Rental income accounted for $14.3 million or 0.6% of consolidated net sales in 2006, $14.2 million or 0.6% of consolidated net sales in 2005, and $12.0 million or 0.5% of consolidated net sales in 2005. Since rental income was less than 0.6% for all years presented, it was combined with another class.
Definitive Proxy Statement on Schedule 14A, filed on April 18, 2007
Compensation Discussion and Analysis, page 11
Base Salary, page 12
43.	On page 13, you state that base salary changes take into account “individual performance.” A meaningful description of the elements of individual performance which you take into account should be provided when changes in a compensation component are attributed to such a source. See Item 402(b)(2)(vii) of Regulation S-K.
           Graphic agrees that the disclosure regarding how changes to base salaries are made could be improved by the addition of further detail regarding the elements of individual performance taken into account in making such changes. Graphic respectfully proposes to include disclosure similar to the following in future proxy statement filings (as modified to take into account specific changes for that year):
          Changes to base salaries occur on a periodic basis that is generally at least twelve months after the most recent adjustment. The Executive Base salary changes take into account market data for similar positions, the Executive’s experience and time in position, any changes in responsibilities and individual performance. Individual performance is determined by considering achievement against each Executive’s specific performance goals established at the beginning of each year. Generally, such individual performance goals are established to support the financial and operational goals established by the Board for the Company, and may include EBITDA, debt reduction and new product innovation targets, business unit revenue, profitability and cost-saving goals and certain more subjective goals such as improvement in culture, implementation of compliance initiatives and management effectiveness. In 2006, base salary changes were made primarily on the basis of market data and changes in responsibilities. Although achievement of individual performance goals was considered for each Executive, no specific change in base salary was directly attributable to the level of achievement of these goals. In August 2006, Mr. Coors’ base salary was reduced from $624,000 to $575,000 as he transitioned into a more advisory role with the Company.
Long-Term Incentives, page 13
44.	This section should disclose why you have determined to pay these awards one-half in shares and one-half in cash. See Item 404(b)(2)(ii) of Regulation S-K.
           Graphic respectfully proposes to include disclosure similar to the following in future proxy statement filings:
          Service RSUs vest in three equal increments on the first, second and third anniversaries of the date of grant. Performance RSUs vest in full on the second anniversary of the date of grant. Both Service RSUs and Performance RSUs are payable one-half in shares of our common stock and one-half in cash two years after vesting upon the expiration of the mandatory holding period. The Board decided to split the payment of the RSUs into cash and shares due to the limited public float of the Company’s common stock (which could negatively affect an Executive’s ability to sell his or her shares without negatively affecting the price of the Company’s stock) and to facilitate the payment of taxes due upon the payout of the RSUs.
45.	In your narrative disclosure, you describe awards of Service RSUs to executives in March 2006, but in the table on page 18, you list awards granted in February 2006. Please explain this discrepancy.
           The date of the awards of Service RSUs described in the narrative is incorrect and should have been February for 2006. This error was inadvertent and may have arisen because the grant of Service RSUs is generally done at the first Board meeting of the year, which falls either in February or March. The date of the awards was in February for 2006 and in March for 2007. Graphic believes this error is immaterial to investors. Graphic will work to ensure that no such discrepancy occurs in future filings.
Employment Agreements and Potential Payments on Termination, page 15
46.	In the second full paragraph on page 16, you refer to vesting restrictions lapsing “upon the occurrence of a change-in-control.” Please explain how this term is used in this context and the basis for selecting particular events as triggering payments. See Item 402(b)(2)(xi) of Regulation S-K.
           Graphic agrees that a description of what constitutes a change-in-control under the 2004 Plan may be helpful to investors. Graphic respectfully proposes to include disclosure similar to the following in future proxy statement filings when discussing the effect of a change-in-control under the 2004 Plan:
           The award agreements for the Service RSUs and Performance RSUs granted under the 2004 Stock and Incentive Compensation Plan (the “2004 Plan”) provide that all vesting restrictions shall lapse and the mandatory holding period shall expire upon the occurrence of a change-in-control. A “change-in-control” means any of the following events:
•	The acquisition by any person of beneficial ownership of thirty percent (30%) or more of the combined voting power of the then outstanding voting securities of Graphic entitled to vote generally in the election of directors, except if such acquisition is by a person who, prior to such acquisition, is the beneficial owner of thirty percent (30%) or more of such securities, or if such acquisition is by any employee benefit plan or related trust, or if such acquisition is by a stockholder who is party to the Riverwood Holding, Inc. Stockholders Agreement dated March 25, 2003.

•	Individuals of the incumbent board (other than those whose initial assumption of office is in connection with an actual or threatened election contest relating to the election or removal of the directors of Graphic) do not constitute at least a majority of the Board.

•	Consummation of a reorganization, merger or consolidation to which Graphic is a party unless (i) all or substantially all of the individuals and entities who were the Beneficial Owners of Graphic’s outstanding securities prior to such transaction beneficially own more than fifty percent (50%) of the combined voting power of the outstanding voting securities entitled to vote generally in the election of directors of the corporation resulting from the transaction, and (ii) no person (excluding successors to current stockholders or any employee benefit plan or related trust) beneficially owns thirty percent (30%) or more of the combined voting power of the then outstanding voting securities, except to the extent that such ownership existed prior to the transaction, and (iii) at least a majority of the members of the board of directors of the resulting entity were members of the incumbent Board at the time of the execution of the initial agreement or of the action of the Board providing for such reorganization, merger or consolidation.

•	The sale, transfer or disposition of all or substantially all of the assets of Graphic; or

•	The approval by the stockholders of Graphic of a complete liquidation or dissolution of Graphic.
           The forgoing events were chosen to trigger the vesting and payout of RSUs under the 2004 Plan because they constitute a fundamental change in the ownership or control of Graphic, which materially alters the prospects and future of Graphic and, therefore, the employment conditions and opportunities for the members of management who receive RSUs.
Certain Relationships and Related Transactions, page 26
Management Indebtedness, page 29
47.	Your filings should disclose the largest aggregate amount of all indebtedness outstanding for Mr. Humphrey at any time since the beginning of your last fiscal year. You should also disclose the amount of principal paid during the periods for which disclosure is provided. See Item 404(a)(5) of Regulation S-K and Instruction 3 to Item 404(a). Please explain why you have not filed the note as an exhibit. Likewise, please explain why you have not filed as exhibits the agreements with Coors Brewing Company and Golden Equities.
           Graphic did not specifically disclose the largest aggregate amount of all indebtedness outstanding for Mr. Humphrey because Graphic believed these amounts were sufficiently apparent from the description of the loan as a $5.0 million loan pursuant to a non-interest bearing promissory note that became due and payable on the earlier of (i) March 26, 2007 and (ii) such time as Mr. Humphrey voluntarily terminates his employment other than for “good reason” or Graphic terminates his employment for “cause” as defined in Mr. Humphrey’s employment agreement. Graphic respectfully proposes to include a specific disclosure of the largest aggregate amount of all indebtedness outstanding for Mr. Humphrey in future proxy statement filings in which such disclosure is required. The Company also has filed the promissory note as an Exhibit to Amendment No. 1 to the Registration Statement.
           With respect to the comment regarding the agreement with Coors Brewing Company, Graphic has not filed the Supply Agreement with Coors Brewing Company because it is the type of contract that ordinarily accompanies the kind of business conducted by Graphic and need not be filed pursuant to Item 601(b)(10)(iv). Additionally, the exception contained in Item 601(b)(10)(ii)(A), which would otherwise require the Supply Agreement to be filed, applies because no officer or director of Graphic is a party to such Supply Agreement.
           Similarly, with respect to the comment regarding the partnership agreement for Golden Properties, Ltd., Graphic has not filed the partnership agreement because Graphic controls the partnership through its subsidiary, Golden Equities, Inc., no officer or director of Graphic is a party to such agreement, and transactions with Golden Properties, Ltd. are not material to the financial statements or operations of Graphic.
* * *
           If you have any questions or if the Staff has further comment, please call either me at (404) 881-7936 or Justin R. Howard at (404) 881-7758.

Sincerely,
/s/ William Scott Ortwein
William Scott Ortwein

cc:	David L. Orlic, Esq.
Stephen A. Hellrung, Esq.